UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

TPC Group Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

89236Y104
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Master Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

302,457

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

302,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

302,457

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

302,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

302,457

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

302,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Offshore Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

302,457

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

302,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage Master, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

50,734

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

50,734

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,734

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

50,734

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

50,734

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,734

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Merger Arbitrage Intermediate, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

50,734

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

50,734

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,734

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg UCITS Funds plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

30,297

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

30,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,297

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Asset Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

383,488

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

383,488

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

383,488

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Sandell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

383,488

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

383,488

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

383,488

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (“Common Stock”) of TPC Group Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of February 13, 2012 and amends and supplements the Schedule 13G filed on March 22, 2011 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

•	Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”),

•	Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”),

•	Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”),

•	Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”),

•	Castlerigg Merger Arbitrage Master, Ltd, a British Virgin Islands company (“CMAM”),

•	Castlerigg Merger Arbitrage Intermediate, L.P., a British Virgin Islands limited partnership (“CMAI”),

•	Castlerigg Merger Arbitrage, Ltd., a British Virgin Islands company (“CMA”),

•	Castlerigg UCITS Funds plc, a public limited company formed in the Republic of Ireland (“UCITS plc”), and

•	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons may be deemed to be the beneficial owners of 383,488 shares of Common Stock.

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell may be deemed to beneficially own the 302,457 shares of Common Stock held directly by Castlerigg Master Investments.

CMAM, CMA, CMAI, SAMC and Mr. Sandell may be deemed to beneficially own the 50,734 shares of Common Stock held directly by CMAM.

UCITS plc, SAMC and Mr. Sandell may be deemed to beneficially own the 30,297 shares of Common Stock held directly by UCITS plc.

(b)	Percent of Class:

The Reporting Persons beneficially own 383,488 shares of Common Stock representing 2.5% of all the outstanding shares of Common Stock.

The 302,457 shares of Common Stock held directly by Castlerigg Master Investments represent 1.9% of all the outstanding shares of Common Stock.

The 50,734 shares of Common Stock held directly by CMAM represent 0.3% of all the outstanding shares of Common Stock.

The 30,297 shares of Common Stock held directly by UCITS plc represent 0.2% of all the outstanding shares of Common Stock.

The calculation of the Reporting Persons’ beneficial ownership is based on the 15,636,152 shares of Common Stock issued and outstanding as of November 7, 2011 as reported in Form 10-Q filed by the Issuer on November 14, 2011.

                (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 302,457 shares of Common Stock held by Castlerigg Master Investments.

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 50,734 shares of Common Stock held by CMAM.

UCITS plc, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 30,297 shares of Common Stock held by UCITS plc.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 302,457 shares of Common Stock held by Castlerigg Master Investments.

CMAM, CMAI, CMA, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 50,734 shares of Common Stock held by CMAM.

UCITS plc, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 30,297 shares of Common Stock held by UCITS plc.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                                     SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2012

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE MASTER, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE INTERMEDIATE, L.P.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

Castlerigg UCITS Funds plc, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Castlerigg Merger Arbitrage UCITS Fund

By: Sandell Asset Management Corp.,
As Investment manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

/s/ Thomas E. Sandell
     Thomas E. Sandell